Exhibit 99.1

November 3, 2005

Board of Directors

Knight-Ridder, Inc.

c/o Mr. Anthony Ridder, Chairman

50 West San Fernando Street, Suite 1500

San Jose, CA  95113

Dear Board Members:

After reading the letter you received earlier this week from Private Capital Management, L.P., which was made public in a Form 13D filing, we felt it was appropriate to communicate to you the views of Harris Associates L.P. (“HALP”).  HALP, on behalf of its clients, has been a significant shareholder of Knight-Ridder (“Knight-Ridder” or “the Company”) for over a decade, and HALP, on behalf of its clients, now holds approximately 8.15% of the Company’s outstanding shares.  HALP has frequently called to the attention of Knight-Ridder’s management the persistent and significant gap between what HALP believes to be the Company’s intrinsic value and the trading price of its stock.  On July 19, 2005, we were given an opportunity to address the Company’s Board on behalf of HALP, and expressed our views that the Board should consider various alternatives to maximize value.  HALP now urges the Board of Directors to solicit offers for the Company to maximize the value of Knight-Ridder for its shareholders.  As discussed below, HALP believes an acquisition of the Company would result in a price to shareholders substantially above the Company’s current market value.

Private market transactions in the newspaper industry consistently have taken place at higher multiples of cash flow than the public market has been willing to assign to the Company.  Moreover, although operating margins at Knight-Ridder have improved since HALP first initiated its investment, current management has failed to achieve results consistent with the leaders in the newspaper industry. Given the failure to achieve desired operating results, the large gap between the stock price and a price implied by industry acquisition benchmarks, and the ready availability of acquisition capital, we believe now is an opportune time to pursue a sale of the Company. We further believe the owners of Knight-Ridder, not a management with minimal ownership in the Company, should have the opportunity to determine whether or not acquisition offers reflect fair value of the Company.

HALP believes that the paramount responsibility of any board and management is to maximize the present value of its stock price. HALP now believes that it is unlikely that Knight-Ridder can achieve that goal as an independent public company. HALP believes that its clients, together with other owners of the Company, deserve the opportunity to obtain fair value for their shares through an open auction of Knight-Ridder, and we urge the board to begin this process immediately.

Sincerely,

William C. Nygren	Henry R. Berghoef
Portfolio Manager	Vice President, Director of Research
and Portfolio Manager